Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund December 2017 Update
January 23, 2018

Supplement dated January 23, 2018 to Prospectus dated May 15, 2017
Class	Dec ROR	2017 ROR	Net Asset Value	Net Asset Value per Unit
A	-0.18%	-3.12%	$7.48M	$1,050.403
B	-0.23%	-3.75%	$72.44M	$857.367
Legacy 1	0.01%	-0.86%	$1.14M	$842.055
Legacy 2	-0.01%	-1.10%	$0.40M	$822.364
Global 1	-0.03%	-0.40%	$25.58M	$835.424
Global 2	-0.03%	-0.62%	$1.06M	$818.116
Global 3	-0.17%	-2.34%	$5.37M	$702.503
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened in anticipation central banks will begin to reduce their monetary stimulus programs as global economic growth increases.  The “commodity currencies” – the Australian, New Zealand, and Canadian dollars  strengthened against the U.S. dollar due, in part, to rising oil prices.

Energy:  Crude oil prices rose as global inventories fell.  Natural gas prices declined due to the possibility of a warmer winter.  Heating oil prices rose due to relatively tight supplies.

Equities:  U.S. equity markets rose following the Federal Reserve’s decision to raise rates and after Congress passed tax reform.   The FTSE 100 Index rose after the U.K.’s quarterly GDP was stronger than expected.  Other European equity markets moved lower as the European Central Bank left rates unchanged and separatists unexpectedly won regional elections in Catalonia.

Fixed Income:  Fixed income prices were mixed, with shorter-term yields rising while longer-term yields fell, after the release of positive economic data and after the Federal Reserve interest rate hike.

Grains/Foods:  Corn and wheat markets rose on strong export demand.  Soybean markets declined in anticipation improved weather in Argentina could produce an oversupply of the crop.  Cocoa prices declined as supply exceeded demand and growing conditions remained positive.  Cotton prices rose on strong demand.  Lean hog prices declined on oversupply concerns.

Metals:  Gold and silver prices rose after the Federal Reserve raised interest rates.  Base metal prices increased on strong demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)

For the month ended December 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$60,868	$786,925
Change In Unrealized Income (Loss)	393,594	2,284,070
Brokerage Commission	-46,031	-768,847
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-95,973	-1,237,295
Change in Accrued Commission	1,785	3,146
Net Trading Income (Loss)	314,243	1,067,999

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,229	$793,805
Interest, Other	23,643	285,195
Income from Securities	-524,163	-66,654
Dividend Income	479,984	479,984
Total Income (Loss)	352,936	2,560,329

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	62,462	383,405
Operating Expenses	24,331	344,710
Organization and Offering Expenses	27,937	396,889
Brokerage Expenses	439,981	6,254,853
Dividend Expenses	0	0
Total Expenses	554,711	7,379,857

Net Income (Loss)	-$201,775	-$4,819,528

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$115,816,067	$165,364,938
Additions	0	102,425
Net Income (Loss)	-201,775	-4,819,528
Redemptions	-2,130,670	-47,164,213
Balance at December 31, 2017	$113,483,622	$113,483,622

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,050.403	7,125.35230	$7,484,494	-0.18%	-3.12%
B	$857.367	84,494.74272	$72,443,010	-0.23%	-3.75%
Legacy 1	$842.055	1,351.34563	$1,137,907	0.01%	-0.86%
Legacy 2	$822.364	482.22166	$396,562	-0.01%	-1.10%
Global 1	$835.424	30,621.82787	$25,582,225	-0.03%	-0.40%
Global 2	$818.116	1,301.48539	$1,064,766	-0.03%	-0.62%
Global 3	$702.503	7,650.72661	$5,374,659	-0.17%	-2.34%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership